Attitude Drinks Incorporated

712 U.S. Highway 1, Suite #200

North Palm Beach, Florida 33408

October 6, 2014

Brian V. McAllister	VIA EDGAR
Staff Accountant	CORRESPONDENCE

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Attitude Drinks Incorporated

Amendment No. 1 to Form 8-K

Filed August 21, 2014

File No. 000-52904

Dear Mr. McAllister:

The Company requests a twenty (20) business day extension in which to file its response to the SEC Comment Letter dated August 25, 2014 relating to its Form 8-K that was filed on August 21, 2014. As such the Company’s response and proposed completion and filing of Amendment 1 for the Form 8-K is expected to be completed no later than October 7, 2014.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer

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